IAMGOLD ANNOUNCES EARLY TENDER RESULTS OF CASH TENDER OFFER FOR ANY AND ALL OF ITS 7.000% SENIOR NOTES DUE 2025

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, September 22, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the early tender results of its previously announced tender offer to purchase for cash from each registered holder (each, a "Holder" and, collectively, the "Holders") any and all of the Company's outstanding 7.000% Senior Notes due 2025 (the "Notes") (the "Offer").  The early tender deadline and the withdrawal deadline for the Offer were, in each case, 5:00 p.m., New York City time, on September 21, 2020 (such date and time, the "Early Tender Time" and the "Withdrawal Deadline").

The Company has been advised that, as of the Early Tender Time, $152,887,000 aggregate principal amount of Notes, or approximately 38.22% of Notes outstanding, have been validly tendered and not withdrawn pursuant to the Offer.  The Company intends to accept for purchase all of such Notes on the Early Settlement Date (as defined below).

The Offer is being made by the Company pursuant to the Offer to Purchase dated September 8, 2020 (the "Offer to Purchase") and the related letter of transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer Documents") previously distributed to Holders of Notes.

The table below summarizes certain payment terms of the Offer:

Description of Notes	CUSIP / ISIN Nos.	Outstanding Principal Amount	Tender Consideration(1)	Early Tender Payment(1)	Total Consideration(1)(2)
7.000% Senior Notes due 2025	CUSIP: 450913AE8; C4535AAB6 ISIN: US450913AE80; USC4535AAB64	U.S.$400,000,000	U.S.$1,024.25	U.S.$30	U.S.$1,054.25

(1) Per $1,000 principal amount of Notes tendered and accepted for purchase.

(2) Includes the Early Tender Payment.

The Offer will expire at 12:00 midnight, New York City time, on October 5, 2020 (one minute after 11:59 p.m., New York City time, on October 5, 2020), unless extended or earlier terminated (such date and time, as may be extended, the "Expiration Date").

The total consideration for each $1,000 principal amount of the Notes is $1,054.25 (the "Total Consideration"), which includes an early tender payment of $30 per $1,000 principal amount of the Notes (the "Early Tender Payment") and a tender payment of $1,024.25 per $1,000 principal amount of the Notes (the "Tender Consideration").

The Early Tender Payment is payable only to Holders who tendered and validly delivered their Notes prior to or at the Early Tender Time. Holders who validly tendered and did not withdraw Notes prior to or at the Early Tender Time will be eligible to receive the Total Consideration (including the Early Tender Payment) on the Early Settlement Date in respect of Notes accepted for purchase. Holders who validly tender their Notes after the Early Tender Time and prior to or at the Expiration Date will be entitled to receive the Tender Consideration, namely an amount equal to the Total Consideration less the Early Tender Payment, on the Final Settlement Date (as defined below) in respect of notes accepted for purchase. In addition, Holders whose Notes are purchased in the Offer will receive accrued and unpaid interest in respect of their purchased Notes from the last interest payment date to, but not including, the applicable Settlement Date (as defined below).

Payment for Notes that were validly tendered at or prior to the Early Tender Time and not validly withdrawn at or prior to the Withdrawal Deadline, and accepted for purchase in the Offer, will be after the Early Tender Time but prior to the Expiration Date (the "Early Settlement Date"), and is expected to be on or about September 23, 2020. Payment for Notes that are validly tendered after the Early Tender Time, but at or prior to the Expiration Date, and accepted for purchase in the Offer, will be promptly after the Expiration Date (the "Final Settlement Date", and the Final Settlement Date and the Early Settlement Date each being a "Settlement Date") and is expected to be on or about October 7, 2020.

The Withdrawal Deadline for the Offer has now passed. Notes already tendered pursuant to the Offer may no longer be withdrawn, and any other Notes tendered prior to the Expiration Date may not be withdrawn, except as required by applicable law.

The Company's obligation to accept for purchase, and to pay for, the Notes validly tendered pursuant to the Offer is subject to, and conditioned upon satisfaction or waiver of, certain conditions, including, but not limited to, the successful completion of the Company's previously announced offering of $450 million of 5.750% Senior Notes due 2028 (the "Offering"), as set forth in the Offer Documents, in the sole discretion of the Company. The Offer is not conditioned on any minimum participation by the Holders.

Concurrently with the launch of the Offer, pursuant to the indenture governing the Notes, the Company issued a conditional notice of redemption pursuant to which it will redeem (the "Redemption") any Notes not purchased in the Offer at a price of 105.250% of the principal amount thereof, plus accrued and unpaid interest to but excluding the redemption date of October 8, 2020, subject to the successful completion of the Offering.

Notes may be tendered and will be accepted for payment only in denominations of $2,000 and any integral multiple $1,000 in excess thereof.

The Dealer Managers for the Offer are:

Deutsche Bank Securities Inc. 60 Wall Street, 2nd Floor New York, New York 10005 Attention: Liability Management Group (855) 287-1922 (Call U.S. Toll-Free) (212) 250-7527 (Call Collect)	Citigroup Global Markets Inc. 388 Greenwich Street, 7th Floor New York, NY 10013 Attn: Liability Management Group New York: (212) 723-6106 US Toll-Free: (800) 558-3745

The Information and Tender Agent for the Offer is D.F. King & Co., Inc. To contact the Information and Tender Agent, banks and brokers may call +1-212-269-5550, and others may call U.S. toll-free: +1 866-207-3626. Additional contact information is set forth below.

D.F. King & Co., Inc

By Mail, Hand or Overnight Courier: 48 Wall Street New York, New York 10005	By Facsimile Transmission: (for eligible institutions only) +1 212-709-3328
Email: iag@dfking.com

Holders of the Notes are urged to read the Offer Documents carefully. Any questions or requests for assistance in relation to the Offer Documents may be directed to the Dealer Managers at their telephone numbers set forth above or to the Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Requests for additional copies of the Offer Documents may be directed to the Information and Tender Agent at the addresses and telephone numbers set forth above. Documents relating to the Offer, including the Offer to Purchase and the Letter of Transmittal, are also available at http://www.dfking.com/iag.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any of the Notes or any other securities and is not a notice of redemption in respect of the Notes.

The Offer is being made solely pursuant to the Offer Documents. The Offer is not being made in, nor will the Company accept tenders of Notes from, any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, Computershare Trust Company, N.A., Computershare Trust Company of Canada, the Dealer Managers or the Information and Tender Agent is making any recommendations to the Holders as to whether or not to tender all or any portion of Notes. Holders must decide whether to tender Notes, and if tendering, the amount of Notes to tender.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements, including the statements regarding the terms and timing for completion of the Offer, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and Settlement Date thereof and the satisfaction or waiver of certain conditions of the Offer. They are forward-looking because they are statements about the future that are based on what the Company knows and expects today. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, including, but not limited to, the risks inherent to the completion of the Offer and risks discussed in the risk factors section in IAMGOLD's most recent Form 40-F/Annual Information Form and in IAMGOLD's Management's Discussion and Analysis for the three and six months ended June 30, 2020, in each case, on file with the SEC and Canadian provincial securities regulatory authorities. Accordingly, readers should not place undue reliance on forward-looking statements. IAMGOLD disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.